Exhibit 4.1

DESCRIPTION OF SECURITIES

The following summary description is based on the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws, (the “Bylaws”), and the applicable provisions of the Nevada Revised Statutes (the “NRS”). This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Certificate of Incorporation, our Bylaws and the NRS. Our Certificate of Incorporation and our Bylaws are filed as exhibits to our Annual Report on Form 10-K to which this description is filed as Exhibit 4.1.

General

Our authorized capital stock consists of 275,000,000 shares, consisting of 250,000,000 shares of common stock par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share, of which none are currently outstanding. Only our shares of common stock are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action other than the election of directors shall be authorized by a majority of the votes cast, except where the NRS prescribes a different percentage of votes and/or exercise of voting power.

Dividend Rights

Subject to the rights of the holders of preferred stock, the holders of outstanding common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and shares of our common stock are not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of preferred stock, as discussed below, upon our dissolution, liquidation or winding-up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control or other corporate action. Our Board of Directors has previously designated (i) no shares have been designated as Series A Preferred Stock, (ii) 1,764 shares have been designated as Series B Preferred Stock, (ii) 10,000 shares have been designated as Series C Preferred Stock and (iii) 2,000 shares have been designated as Series D Preferred Stock and 1,050 shares have been designated as Series E. As of December 31, 2021, we did not have any shares of preferred stock issued and outstanding.

Listing

Our common stock is listed on The NYSE American LLC under the symbol “UAVS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EQ Shareowner Services. Its address is 3200 Cherry Creek South Drive, Suite 430. Denver, Colorado 80209.